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Exhibit 99(a)(1)(B)

27001 Agoura Road, Suite 325 Calabasas Hills, California 91301 (818) 871-5000

NOVEMBER 14, 2003

Dear Colleague:

        I am pleased to provide to you the enclosed information concerning our Stock Option Exchange Program, which was approved by our stockholders and Board of Directors. Before you review the details of how you can participate in the program, let me first provide some background on why the program is being offered and what we hope to accomplish as a result.

        In the face of continued industry and economic pressures over the past few years, the price of THQ's shares of common stock has declined, falling below the grant price of many of the stock options owned by our employees. As a result, most of these options are now "out-of-the-money." Through participation in the Stock Option Exchange Program, eligible option holders have the opportunity to exchange eligible out-of-the-money options to purchase shares of our common stock for replacement options to purchase a lesser number of shares of common stock at a new exercise price per share.

        Options that are eligible for exchange in the Stock Option Exchange Program are options granted under either our 1997 Stock Option Plan or our Nonexecutive Employee Stock Option Plan, whether or not they are currently vested and exercisable, that have an exercise price equal to or greater than $27.00 per share. The replacement options are expected to be granted in June 2004 to those eligible option holders that have chosen to participate in the Stock Option Exchange Program that are still employed by us at that time. The replacement options will have an exercise price per share equal to the closing price of a share of our common stock on the Nasdaq Stock Market on the grant date of such replacement options. This exchange opportunity is intended to restore the original retention and performance incentives of stock options currently owned by our employees and thereby more closely align the interests of all stockholders in increased share value.

        The choice to exchange your options is yours alone, and you are encouraged to consult a financial advisor and a tax advisor before you make a final decision. Depending on your personal circumstances, there are potential benefits and some risks to participating in the Stock Option Exchange Program. Although our Board of Directors and stockholders have approved the Stock Option Exchange Program, neither THQ Inc. nor our Board of Directors makes any recommendation as to whether or not you should participate in the Stock Option Exchange Program. Further, our Executive Officers and Members of our Board of Directors are not eligible to participate in the Stock Option Exchange Program.

        The decision to participate is an individual one. You should consider a variety of factors when making your decision. The comprehensive materials enclosed set forth the terms and conditions of the program and are intended to answer any questions that you may have. The materials also include a discussion of the potential risks of participating in the program. Please read these materials carefully. Please note that a copy of your personalized stock option summary is included in the hard copy packet of information that has been sent to you.

        I hope you will give the Stock Option Exchange Program careful consideration. If you are eligible and you decide to participate in the Stock Option Exchange Program, please follow the instructions set forth in the materials and remember that your Election Form must be submitted before 5:00 p.m., Los Angeles time, on December 15, 2003.

Very truly yours,
Brian J. Farrell Chairman of the Board of Directors, President and Chief Executive Officer

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  Exhibit 99(a)(1)(B)